Filed by Cobalt Corporation
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-6 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

     This filing may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint Health Networks Inc. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement/prospectus, dated August 22, 2003, regarding the proposed transaction. The final proxy statement/prospectus has been sent to the stockholders of Cobalt seeking their approval of the proposed transaction. Stockholders of Cobalt are encouraged to read the final proxy statement/prospectus because it contains important information about the proposed transaction. The final proxy statement/prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from Cobalt's and WellPoint's respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers is included in the final proxy statement/prospectus.

                                      * * *

For Immediate Release         Contact:
September 22, 2003            Jill Becher
                              (414)226-5413



             COBALT CORPORATION TO HOLD SPECIAL SHAREHOLDER MEETING


(Milwaukee, Wis.) - Cobalt Corporation (NYSE: CBZ) will hold a special shareholder meeting to approve the proposed merger transaction with WellPoint Health Networks Inc., on Tuesday, September 23, 2003, at the Hilton Milwaukee City Center.

The meeting is scheduled to begin at 10:15 A.M. Central Time. Investors, analysts and the general public are invited to listen to this live shareholder presentation via the Internet by visiting www.cobaltcorporation.com. Click on Events, then click on Latest Investor Presentation - there you will find a live link to the Web cast. Please visit the Web site at least 15 minutes prior to the scheduled time to download and install any necessary audio software.

On June 3, 2003, WellPoint Health Networks Inc., the nation's second largest health insurer, and Cobalt announced that they signed a definitive agreement to merge. The transaction is structured as a merger of Cobalt Corporation with a wholly owned subsidiary of WellPoint.
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Cobalt Corporation is an independent licensee of the BlueCross BlueShield
Association, and holds the exclusive license to use the Blue Cross and Blue Shield names and marks in the state of Wisconsin. Cobalt is one of four publicly traded Blue Cross and Blue Shield companies. Headquartered in Milwaukee, Wis., Cobalt Corporation offers a diverse portfolio of complementary insurance, managed care products and administrative services to employer, individual, insurer and government customers. For more information, visit the website at www.cobaltcorporation.com.



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